Mail Stop 7010

September 29, 2005

Via U.S. mail and facsimile

J.F. Robertson
Chief Executive Officer
United Wisconsin Grain Producers, LLC
W1231 Tessman Road
Cambria, Wisconsin  53923

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June
30, 2005
			File No. 0-50733


Dear Mr. Robertson:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis, page 14

Application of Critical Accounting Policies, page 19
1. In future filings, please include a discussion and analysis of your critical accounting estimates that does not repeat your significant accounting policies included in Note 1, but rather address the factors considered and assumptions used in making these critical estimates and the potential impact on the financial statements if actual results differ from your assumptions. Specifically, your disclosure should address your methodology for fair valuing your derivative instruments. Regarding your disclosure in your Form 10-QSB for the fiscal quarter ended June 30, 2005, your disclosure should explain in sufficient detail how you arrived at your estimate of the incentives you have earned from the Commodity Credit Bioenergy Program. Refer to Financial Reporting Policy 60 and
Proposed Rule 33-8098 for guidance. In your response, please tell us what your disclosures will look like in future filings.

3. Bank Financing, page 31
2. In future filings, please include a discussion of your material financial debt covenants, including the actual ratio amounts for each of the periods presented, unless you believe that the likelihood of default is remote. See Section 501.03 of the Financial Reporting Codification. Please also tell us if you have violated any of your financial debt covenants during fiscal years 2003 and 2004 and your interim periods for the three-months ended March 31, 2005 and June 30, 2005, including a discussion of any waivers obtained, if necessary.

9.  Commitments and Contingencies, page 33
3. Regarding the unasserted claim, please address the following:
* Please tell us with a view toward future disclosure what the issue is surrounding the unasserted claim. Also tell us the current status of this unasserted claim.
* We note that you are unable to estimate the potential liability. You further comment that you believe the liability will not have a material adverse effect on your financial position. Please tell us with a view toward future disclosure how you concluded that this contingency will not be material to your financial position if you are unable to estimate the potential liability.
* Please tell us with a view toward future disclosure the potential effect of this contingency on your financial position and liquidity.
* Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. As such, please either disclose the estimated additional loss or range of loss that is reasonably possible, or disclose that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 for guidance.
* Please include disclosure for this unasserted claim in all future filings, including your interim financial statements. Refer to Instruction 2(2)(ii) to Item 310(b) of Regulation S-B for guidance.

Item 8A.  Controls and Procedures, page 35
4. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "...are effective in ensuring that material information related to us is recorded, processed, summarized and reported within the time periods required by the forms and rules of the Securities and Exchange Commission." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.
Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange
Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rules
13a-15(e) and 15d-15(e) for the full definition of disclosure controls and procedures.

Exhibits, page 40
5. In future filings, please ensure that your certifications required under section 302 of the Sarbanes-Oxley Act conform exactly to the language per Release Number 33-8238. Specifically refer to 4.c.
of
your 302 certifications.





Form 10-QSB for the Fiscal Quarter Ended June 30, 2004

1. Summary of Significant Accounting Policies, page 9

Inventories, page 10
6. In future filings, please state your inventory costing method.

Derivative Instruments, page 10
7. We note that you are required to maintain cash balances related to your derivative instrument positions, which you have classified as restricted cash and are including such amount in cash and cash equivalents on the face of the balance sheets and are also including such amounts in the beginning and ending balances of cash and cash equivalents on the statements of cash flows. In future filings, please revise your statements of cash flow presentation to not include restricted cash in the beginning and ending balances of cash and cash equivalents. Refer to paragraph 7 of SFAS 95 for guidance.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Tracey Houser at (202) 551-3736.


							Sincerely,



							Nili Shah
							Accounting Branch Chief


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Mr. J.F. Robertson
United Wisconsin Grain Producers, LLC
September 29, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE